                                                                                                                                Exhibit 99.1

UTStarcom Announces Changes to Board of Directors

HONG KONG, September 5, 2019 (GLOBE NEWSWIRE) -- UTStarcom (“UT” or “the Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced changes to its board of directors (the “Board”) resulting from the sale of 9.2 million shares by Shah Capital Opportunity Fund and Mr. Hong Liang Lu (“Selling Shareholders”) to Tongding Interconnection Information Co., Ltd. (“TDI”).

Mr. Himanshu Shah and Mr. Hong Liang Lu resigned from their positions as Chairman of the Board and Director, respectively. Also, TDI nominees Mr. Yongqing Yan and Mr. Jintong Lin were appointed as Chairman of the Board and an independent director, respectively.

Mr. Tim Ti, UTStarcom's Chief Executive Officer, commented, “On behalf of the Company and the board of directors, we would like to thank Himanshu and Hong for their dedication and leadership over the years.  Their strategic vision and guidance steered the Company to sharpen its product strategy, size the company appropriately to our opportunities, and return to solid profitability.  Their effort positioned the Company to capture exciting new opportunities, as exemplified by our progress in the 5G mobile network business driven by our state-of-the-art SPN backhaul technology.  We are grateful for their immense contributions.”

Ti continued, “We are pleased and excited to welcome Mr. Yan and Mr. Lin to our Board.  They bring extensive industry knowledge and decades of experience in corporate strategy and business operations. We look forward to their guidance and strategic insights.”

As announced in February 2019, UTStarcom's strategic partner TDI intended to further increase its ownership stake in UT to approximately 36% through the purchase (by related entities) of 9.2 million shares from certain current shareholders of the Company.  TDI paid about $5.35 per share, for a total investment of approximately $49.2 million at the closing of the transaction.  The selling shareholders are entities related to Shah Capital Opportunity Fund LP and Mr. Hong Liang Lu.

About Mr. Yongqing Yan

Mr. Yongqing Yan serves as a director and general manager of Tongding Interconnection Information Co., Ltd. since 2018.  He brings over 30 years of experience in communication and information technology encompassing the engineering, research and development  management of communication equipment, sales and marketing management of large-scale communication enterprises, as well as strategic analysis and development of the telecommunications and internet industries.  Mr. Yan holds a doctorate degree in Communication and Information Systems from Southeast University.

About Mr. Jintong Lin

Mr. Jintong Lin serves as an independent director of Tongding Interconnection Information Co., Ltd. since 2017.  He also serves as an independent director of Comba Telelcom Systems Holding Co., Ltd. and a director of Jiangsu Zhongtian Science and Technology Co., Ltd.  In addition, Mr. Lin is currently a consulting professor at Beijing University of Post and Telecommunications.  From 1993 through 2011, he served in a variety of positions at the Beijing University of Post and Telecommunications, including Professor, Vice-President, and Dean of University Faculty.  From 1990 to 1993, Mr. Lin was a researcher at King's College London.  Before that, he was a visiting scholar and doctoral student at University of Southampton.  Mr. Lin earned a bachelor degree in Physics from Peking University in 1969, a master degree in Optical Communication from Peking University in 1981 as well as a doctorate degree in Optoelectronics from University of Southampton in the United Kingdom.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com